As filed with  the Securities and Exchange Commission on  November 28, 2007
                                                                Registration No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        --------------------------------

                      FORM F-6 REGISTRATION STATEMENT UNDER
     THE SECURITIES ACT OF 1933, AS AMENDED, FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                               ------------------

                            LG.Philips LCD Co., Ltd.
   (Exact name of issuer of deposited securities as specified in its charter)

                               ------------------

                            LG.Philips LCD Co., Ltd.
                   (Translation of issuer's name into English)

                               ------------------

                              The Republic of Korea
            (Jurisdiction of incorporation or organization of issuer)

                        --------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                               ------------------

                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 816-6690
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                               ------------------

                           LG.Philips LCD America Inc.
                              150 East Brokaw Road
                           San Jose, California 95112
                                 (408) 350-7723
    (Address, including zip code, and telephone number, including area code, of agent for service)

                        --------------------------------

                                   Copies to:

            Jinduk Han, Esq.                        Patricia Brigantic, Esq.
           Sung K. Kang, Esq.                            Citibank, N.A.
  Cleary Gottlieb Steen & Hamilton LLP          388 Greenwich Street, 17th Floor
          Bank of China Tower                       New York, New York 10013
 1 Garden Road, Central, Hong Kong, SAR
       People's Republic of China

                        --------------------------------

It is proposed that this filing become effective under Rule 466:
                                          |X|   immediately upon filing.
                                          |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                        --------------------------------

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------------------------
                                                                                            Proposed            Amount of
      Title of Each Class of              Amount to be        Proposed Maximum           Maximum Aggregate     Registration
   Securities to be Registered             Registered     Aggregate Price per unit*       Offering Price**         Fee
---------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each ADS
(1) share of common stock, par value
Won 5,000 per share, of LG.Philips
LCD Co., Ltd.                              300,000,000             $5.00                  $15,000,000.00         $460.50
---------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of the Depositary and address of its principal           Face of Receipt  - Introductory Article and last
     executive office                                              sentence on Face.

2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top Center.

Terms of Deposit:

     (i)    The amount of deposited securities represented by      Face of Receipt  - Upper right corner.
            one American Depositary Share ("ADS")

     (ii)   The procedure for voting, if any, the deposited        Reverse of Receipt  - Paragraphs (13)
            securities                                             and (14).

     (iii)  The procedure for collecting and distributing          Reverse of Receipt - Paragraph (12).
            dividends

     (iv)   The procedure for transmitting notices, reports        Reverse of Receipt - Paragraphs (12), (14) and (16).
            and proxy soliciting material

     (v)    The sale or exercise of rights                         Reverse of Receipt - Paragraphs (12)
                                                                   and (13).

     (vi)   The deposit or sale of securities resulting from       Face of Receipt - Paragraph (3);
            dividends, splits or plans of reorganization           Reverse of Receipt - Paragraphs (12) and (13).

     (vii)  Amendment, extension or termination of the deposit     Reverse of Receipt - Paragraphs (21) and (22) (no
            agreement                                              provision for extensions).

     (viii) Rights of holders of Receipts to inspect the books     Reverse of Receipt - Paragraph (16).
            of the Depositary and the list of holders of
            Receipts

     (ix)   Restrictions upon the right to transfer or             Face of Receipt - Paragraphs (2), (4) and (5);
            withdraw the underlying securities                     Reverse of Receipt - Paragraphs (6), (7), (10) and
                                                                   (13).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
     (x)    Limitation upon the liability of the Depositary        Face of Receipt - Paragraph (2);
                                                                   Reverse of Receipt - Paragraph (18) and (20).

     (xi)   Fees and charges which may be imposed directly or      Reverse of Receipt - Paragraph (7).
            indirectly on holders of Receipts

Item 2.           AVAILABLE INFORMATION                            Reverse of Receipt - Paragraph (11).

      LG.Philips LCD Co., Ltd. (the "Company") is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports and other information can be retrieved from the Commission's website at www.sec.gov and copied at public reference facilities maintained by the Commission located at 100 F. Street, N.E., Washington, D.C. 20549. and at the principal executive office of the Depositary.

                                   PROSPECTUS

      THE PROSPECTUS CONSISTS OF THE PROPOSED FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS EXHIBIT A TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT
      (A) TO THIS REGISTRATION STATEMENT ON FORM F-6 AND INCORPORATED HEREIN BY REFERENCE.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.     EXHIBITS

      (a) Deposit Agreement, dated as of July 22, 2004 by and among the Company, Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of ADSs evidenced by the Receipts issued thereunder (including the form of Receipt issued thereunder) (the "Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of Patricia Brigantic, counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Rule 466 Certification. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Filed herewith as Exhibit (f).

Item 4.     UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of July 22, 2004 by and among LG.Philips LCD Co., Ltd., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 28th day of November, 2007.

                                    Legal entity created by the Deposit
                                    Agreement, dated as of July 22, 2004 under which the American Depositary Receipts evidencing American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing one-half (1/2) of one (1) share of common stock, par value 5,000 Won per share, of LG.Philips LCD Co., Ltd.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ ST Yang
                                        ----------------------------------------
                                        Name:  ST Yang
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seoul, The Republic of Korea, on November 28, 2007.

                                LG.PHILIPS LCD CO., LTD.


                                By: /s/ Ron H. Wirahadiraksa
                                    --------------------------------------------
                                    Name:  Ron H. Wirahadiraksa
                                    Title: Joint Representative Director,
                                           President and Chief Financial Officer

      Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities indicated below on November 28, 2007.

        Signature / Name                                 Title
        ----------------                                 -----

    /s/ Ron H. Wirahadiraksa*
-----------------------------------
         Young Soo Kwon                    Joint Representative Director,
                                           President and Chief Executive Officer


    /s/ Ron H. Wirahadiraksa
-----------------------------------
      Ron H. Wirahadiraksa                 Joint Representative Director,
                                           President and Chief Financial Officer
                                           (Principal Accounting Officer)


    /s/ Ron H. Wirahadiraksa*
-----------------------------------
          Bongsung Oum                     Director


    /s/ Ron H. Wirahadiraksa*
-----------------------------------
         Bart van Halder                   Director


    /s/ Ron H. Wirahadiraksa*
-----------------------------------
            Ingoo Han                      Director


    /s/ Ron H. Wirahadiraksa*
-----------------------------------
          Doug J. Dunn                     Director


    /s/ Ron H. Wirahadiraksa*
-----------------------------------
          Dongwoo Chun                     Director


    /s/ Ron H. Wirahadiraksa*
-----------------------------------
          Rudy Provoost                    Chairman of the Board of Directors


    /s/ Ron H. Wirahadiraksa*
-----------------------------------
          Hee Gook Lee                     Director

*Attorney-in-fact

                    SIGNATURE OF AUTHORIZED REPRESENTATIVE OF
                            LG.PHILIPS LCD CO., LTD.

      Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of LG.Philips LCD Co., Ltd., has signed this Registration Statement in the City of San Jose, State of California, on the 28th day of November, 2007.

                                             LG.PHILIPS LCD AMERICA INC.


                                             By: /s/ Kyoung Hwa Park
                                                 -------------------------------
                                                 Name:  Kyoung Hwa Park
                                                 Title: President

                                Index to Exhibits

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------

(a)                 Deposit Agreement, dated as of July 22, 2004

(d)                 Opinion of counsel of the Depositary

(e)                 Certification under Rule 466

(f)                 Powers of Attorney